Joshua R. Diggs Counsel Capital Research and Management Company 333 South Hope Street Los Angeles, California 90071-1406 (213) 615-0047 Tel (213) 486-9611 Fax capitalgroup.com

April 22, 2022

Mark A. Cowan

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549-3628

Re: American Funds Insurance Series (the “Registrant” or the “Series”)

File Nos. 002-86838 and 811-03857

Dear Mr. Cowan:

This letter is in response to the comments you provided on March 18, 2022 to the Registrant’s Post-Effective Amendment No. 100 to the Registration Statement under the Securities Act of 1933 (the “1933 Act”) and Amendment No. 100 to the Registration Statement under the Investment Company Act of 1940 (the “1940 Act”), which amendment reflected, among other things, certain revisions to the fund’s investment strategies and the addition of a management fee waiver. We appreciate your prompt response to the filing.

Our responses to your comments are set forth below. We will incorporate any changes to the Registration Statement in a subsequent filing pursuant to Rule 485(b) under the 1933 Act to be immediately effective on May 1, 2022 (the “Amendment”). We understand that, unless otherwise stated, when a comment is made with respect to disclosure in one portion of the Registration Statement, that comment is applicable to all similar disclosure appearing elsewhere in the Registration Statement. Accordingly, where applicable, responses to your comments below with respect to any individual class of shares apply equally to each of the Registrant’s other classes of shares with similar disclosure.

Summary Prospectus

A.	American Funds Global Balanced Fund

  In the section captioned “Principal investment strategies,” please supplementally confirm whether the fund has any investment criteria related to maturity and duration of bonds and other debt securities, and if so, please consider including appropriate disclosure.

Response: As disclosed in the section captioned “Investment objectives, strategies and risks” of the fund’s statutory prospectus, American Funds Global Balanced Fund may invest in bonds and other debt securities of any maturity or duration. The ability to invest in bonds and other debt securities of any maturity or duration is not a principal investment strategy of the fund. We consider principal investment strategies to be affirmative policies or limitations that describe how the fund principally intends to achieve its investment objective. The ability to invest in bonds and other debt securities of any maturity or duration is not an affirmative strategy that describes how the fund will principally seek to obtain its investment objective. As such, consistent with the layered disclosure approach, we believe the statement regarding maturity and duration is appropriately placed in the fund’s statutory prospectus in response to Item 9 of Form N-1A.

  In the section captioned “Principal investment strategies,” the fund states that it “will allocate its assets among various countries, including the United States (but in no fewer than three countries). Under normal market conditions, the fund will invest at least 40% of its net assets in issuers outside the United States, unless market conditions are not deemed favorable by the fund’s investment adviser, in which case the fund would invest at least 30% of its net assets in issuers outside the United States.” Please describe the specific criteria the fund uses to determine that an investment is economically tied to countries outside the United States.

Response: We respectfully refer the Staff to the Registrant’s disclosure in its statement of additional information, which states that “[i]n determining the domicile of an issuer, the fund's investment adviser will generally look to the domicile determination of a leading provider of global indexes, such as Morgan Stanley Capital International. However, the adviser in its discretion also may take into account such factors as where the issuer's securities are listed and where the issuer is legally organized, maintains principal corporate offices, conducts its principal operations, generates revenues and/or has credit risk exposure.” The disclosure makes clear the various factors that are considered by the investment adviser in making its determination of the domicile of an issuer. No single factor is determinative and some or all of the factors listed may potentially factor into the investment adviser’s determination. We believe the current disclosure is sufficiently clear as to how an issuer’s domicile is determined, and do not believe any additional disclosure is required to address this comment at this time.

  In the section captioned “Principal risks,” please consider describing the risks associated with sovereign debt.

Response: We believe that the fund’s current risk disclosure, including the risks disclosed under the captions “Principal risks — Investing outside the United States” and “— Investing in debt instruments,” adequately describes the risks associated with investing in sovereign debt. Accordingly, we believe no further risk disclosure is presently required in response to this comment.

  In the section captioned “Principal risks,” please consider describing the risks associated with investing in medium and large-capitalization issuers.

Response: We believe that the fund’s current risk disclosure, including the risks disclosed under the captions “Principal risks — Market conditions” and “— Issuer risks,” adequately describes the risks associated with investing in medium and large-capitalization issuers. Accordingly, we believe no further risk disclosure is presently required in response to this comment.

  Please confirm supplementally whether American Funds Global Balanced Fund invests or intends to invest in preferred stocks, contingent preferred stocks and convertible bonds as a principal investment strategy, and if so, please consider including appropriate risk disclosure.

Response: We have updated the disclosure to address this comment as set forth below.

Investing in growth-oriented stocks — Growth-oriented common stocks and other equity-type securities ~~(such as preferred stocks, convertible preferred stocks and convertible bonds)~~ may involve larger price swings and greater potential for loss than other types of investments. These risks may be even greater in the case of smaller capitalization stocks.

  Please confirm supplementally whether American Funds Global Balanced Fund invests or intends to invest in contingent convertible securities, either as a principal investment strategy or as an additional strategy.  If American Funds Global Balanced Fund invests in contingent convertible securities, please state supplementally the amount the fund currently invests in such securities.

Response: American Funds Global Balanced Fund may invest in contingent convertible securities as a non-principal investment strategy; however, as of the date hereof, American Funds Global Balanced Fund has no investments in contingent convertible securities. Nevertheless, the Registrant has included disclosure regarding contingent convertible securities and the risks thereof in its statement of additional information under “Description of certain securities, investment techniques and risks – Hybrid securities.”

  In the section captioned “Principal risks,” please describe the risks associated with Brexit and investing in China, if applicable.

Response: American Funds Global Balanced Fund is actively managed and relies on the professional judgement of its investment adviser to make decisions about the fund’s portfolio investments. It is not an investment strategy of the fund to invest in securities of issuers in any particular market. As such, we disclose risks associated with investing outside of the United States, including in emerging markets. Accordingly, at this time, we respectfully decline to specifically disclose Brexit risks associated with investing in the United Kingdom and risks associated with investing in China. However, we note supplementally that, because the investment portfolio of the fund is actively managed, and because, from time to time, the fund may have significant exposure to a particular country, region, industry or sector, the fund’s prospectus includes disclosure regarding the risk of such exposure. In addition, with respect to the fund’s investments in China, we note that the Registrant has included disclosure regarding the risks associated with investing through Stock Connect in its statement of additional information under “Description of certain securities, investment techniques and risks — Investing through Stock Connect.”

  In the section captioned “Principal risks,” please consider addressing risks related to market manipulation concerns. See ADI 2020-11.

Response: With respect to market manipulation concerns, we believe the Registrant’s current disclosure is sufficient. The disclosure notes that “emerging market countries tend to have less developed political, economic and legal systems and accounting and auditing practices and standards than those in developed countries” and “[a]ccordingly, the governments of these countries may be less stable and more likely to intervene in the market economy.” The disclosure also notes that the “[s]ecurities markets in these countries can also be relatively small and have substantially lower trading volumes” and “[a]s a result, securities issued in these countries may be more volatile and less liquid.” We believe the Registrant’s current disclosure is sufficient to inform investors of the risk that stock prices in emerging markets may be more susceptible to manipulation due to less developed systems, practices and standards and fewer circulating shares as compared to those in developed countries.

  We note that the fund does not include call risk. Please add this risk to the disclosure or explain why the fund believes this risk should not be included as a principal risk.

Response: The fund expects to invest in debt instruments as a principal investment strategy, and we have included disclosure to this effect under “Investment strategies and risks.” Call risk is one of a number of risks related to investing in debt instruments. However, based on its principal investment strategies, the fund does not except call risk to be a principal risk. Accordingly, we have not included call risk as a principal risk under “Investment strategies and risks”. However, because the fund may be exposed to these risks through the nature of its investments, additional details about these risks are described in the “Investing in debt instruments” and “Investing in mortgage related and other asset backed securities” sections.

  In the section captioned “Principal risks,” please revise the disclosure regarding “other income-bearing assets” to include the additional types of assets listed in the statutory prospectus.

Response: We have updated the disclosure to address this comment as set forth below.

Investing in mortgage-related and other asset-backed securities — Mortgage-related securities, such as mortgage-backed securities, and other asset-backed securities, include debt obligations that represent interests in pools of mortgages or other income-bearing assets, such as residential mortgage loans, home equity loans, mortgages on commercial buildings, consumer loans ~~or receivables~~ and equipment leases. While such securities are subject to the risks associated with investments in debt instruments generally (for example, credit, extension and interest rate risks), they are also subject to other and different risks…

  In the section captioned “Principal risks,” please revise the disclosure to include the additional risks associated with the assets underlying asset-backed securities.

Response: To the extent investing in asset-backed securities is a principal investment strategy of the fund, we discuss the risks associated with underlying securities in the principal risk section. See “Investing in mortgage-related and other asset-backed securities.” Consistent with the layered disclosure approach, risks associated with underlying securities for other asset-backed securities are appropriately described in the fund’s statement of additional information. See “Pass-through securities.”

  In the section captioned “Investment results,” please clarify that “other applicable measures of market results” refers to the blended index.

Response: We have updated the disclosure to address this comment as set forth below.

The following bar chart shows how the investment results of the Class 1 shares of the fund have varied from year to year, and the following table shows how the fund’s average annual total returns for various periods compare with a broad measure of securities market results and other applicable measures of market results, such as the 60%/40% MSCI All Country World Index/Bloomberg Global Aggregate Index.

  In the section captioned “Investment results,” please remove additional disclosure regarding blended indexes not required or permitted in the introduction to the section.

Response: We have updated the disclosure to address this comment as set forth below.

The fund ~~has selected the~~ 60%/40% MSCI All Country World Index/Bloomberg Global Aggregate Index ~~to replace~~blends the MSCI All Country World Index ~~as its broad-based securities market index. The fund's investment adviser believes that the 60%/40% MSCI All Country World Index/Bloomberg Global Aggregate Index better reflects the market sectors and securities in~~, which ~~the fund primarily invests and the investment strategies employed by the adviser in seeking to achieve the fund's investment objective. MSCI All Country World Index is a free float-adjusted market capitalization weighted index that is designed to measure equity market results in the~~ measures global ~~developed and emerging~~ equity markets, ~~consisting of more than 40 developed and emerging market country indexes. Results reflect dividends gross of withholding taxes through December 31, 2000, and dividends net of withholding taxes thereafter.~~ with the Bloomberg Global Aggregate Index, which measures ~~represents the global~~ investment-grade ~~fixed income markets~~ bonds (rated BBB-/Baa3 and above), by weighting their total returns at 60% and 40% respectively.

  Response: We note the additional risks disclosure states that the fund may engage in active and frequent trading of portfolio securities. If the changes in the fund’s principal investment strategies will result in a significant variation in the fund’s portfolio turnover rate, please move the disclosure in this section to the principal risks section or explain why it should not be relocated. [Item 16(e).]

Response: We hereby confirm that the changes in the fund’s principal investment strategies will not result in a significant variation in the fund’s portfolio turnover rate. Furthermore, frequent and active trading is not a principal investment strategy of the fund. However, market conditions may dictate that the fund engage in such trading from time to time, particularly given the nature of the fund’s investments. Accordingly, we included risk disclosure to notify investors that the fund may engage in frequent and active trading and to describe the risks associated with portfolio turnover. Because frequent and active trading is not a principal investment strategy, the portfolio turnover risk disclosure is included in the fund’s statutory prospectus and labeled as an “additional risk,” not a “principal risk.” We believe the placement of the current disclosure is appropriate and respectfully decline to revise the disclosure as proposed.

Statutory Prospectus

  According to the disclosure, the fund may invest in bonds and other debt securities of any maturity or duration. If there are no restrictions on maturity or duration, please disclose this as a principal risk.

Response: Please see our response to Comment No. 1 above.

  According to the disclosure, the fund may enter into forward currency contracts as an additional risk. If true, please move the disclosure in this section as appropriate to the principal strategies and principal risks sections or explain why it should not be relocated.

Response: We hereby confirm that entering into forward currency contracts is not a principal investment strategy of the fund. However, market conditions may dictate that the fund enter into such contracts from time to time. Accordingly, we included risk disclosure to notify investors that the fund may enter into such contracts and to describe the risks associated with them. Because entering into forward currency contracts is not a principal investment strategy, the forward currency contract risk disclosure is included in the fund’s statutory prospectus and labeled as an “additional risk,” not a “principal risk.” We believe the placement of the current disclosure is appropriate and respectfully decline to revise the disclosure as proposed.

  In the section captioned “Investment objectives, strategies and risks,” please disclose the effect of investing a substantial portion of the fund’s assets in cash or cash equivalents for temporary defensive purposes.

Response: We have considered the Registrant’s disclosure in light of the Staff’s comment and we believe the Registrant’s current disclosure is sufficient. In particular, the paragraph beginning “The fund may also hold cash or cash equivalents . . .” in the section captioned “Investment objectives, strategies and risks” includes the following sentences in response to Instruction 6 to Item 9(b) of Form N-1A, which requires that the prospectus disclose the effect of taking any temporary defensive position: “A larger percentage of such holdings could moderate the fund’s investment results in a period of rising market prices. Alternatively, a larger percentage of such holdings could reduce the magnitude of the fund’s loss in a period of falling market prices and provide liquidity to make additional investments or to meet redemptions.” We believe this disclosure is appropriately responsive to the requirements of Form N-1A, and, accordingly, we respectfully decline to supplement the disclosure as proposed.

  The prospectus indicates that the fund may invest in the Central Funds. If acquired fund fees and expenses (“AFFE”) from such investments will exceed 0.01% of the average net assets of the fund, please disclose these fees and expenses as a separate line item in the fee table.  Otherwise, please confirm supplementally that such expenses, if any, are reflected in “Other Expenses.”  [Instr. 3(f) to Item 3.]

Response: We hereby confirm that, if AFFE exceed 0.01% of the average net assets of the fund, the fund will include a separate line item in the fee table for AFFE.  The fund's AFFE is not expected to exceed 0.01% of the average net assets of the fund at this time, and as a result, any such expenses will be reflected in "Other Expenses."

  The prospectus indicates that the fund may invest in the Central Funds. Please include additional disclosure regarding any risks related to expenses or results as a result of investments in other investment companies managed by the investment adviser or its affiliates.

Response: With respect to any risks related to expenses, the current disclosure in the Registrant’s statement of additional information under “Affiliated investment companies” states that “[w]hen investing in another investment company managed by the investment adviser or its affiliates, a fund bears its proportionate share of the expenses of any such investment company in which it invests but will not bear additional management fees through its investment in such investment company.” We believe the current disclosure is consistent with the Staff’s guidance on layered disclosure and that no further change is required in response to this comment.

With respect to any risks related to results, the current disclosure in the Registrant’s statement of additional information under “Affiliated investment companies” states that “[t]he risks of owning another investment company are similar to the risks of investing directly in the securities in which that investment company invests” and “an investment company may not achieve its investment objective or execute its investment strategy effectively, which may adversely affect the fund’s performance.” We believe the current disclosure is consistent with the Staff’s guidance on layered disclosure and that no further change is required in response to this comment.

  The results information provided in the investment results bar chart and the “Average annual total returns” table for American Funds Global Balanced Fund Fund in response to Item 4(b)(2) of Form N-1A is hypothetical data based on the actual results of the fund’s existing Class 1 shares adjusted for the differing fees and expenses of the fund’s new Class 1A shares.  Please confirm supplementally that, consistent with the position of the Staff in Quest for Value Dual Purpose Fund, Inc., SEC No-Action Letter (Feb. 28, 1997), such adjusted results for the fund will be no greater than the actual results of the existing Class 1 shares of such fund.

Response: The expense structure of the Registrant’s existing Class 1 shares is lower than the anticipated level of the expense structure for the Registrant’s new Class 1A shares.  Because the hypothetical results disclosed for the fund’s new Class 1A shares account for (and are reduced by) the .25% annual insurance administrative services expense that applies only to Class 1A shares, we hereby confirm that — consistent with the Staff’s position in the Quest for Value no-action letter — the hypothetical results disclosed for the new Class 1A shares of the fund are no greater than (and, to the contrary, are less than) the actual results of the existing Class 1 shares of such fund.

Statement of Additional Information

  In the section captioned “Certain investment limitations and guidelines,” please clarify the disclosed limit about the fund investing a portion of its assets in issuers domiciled outside of the United States to indicate that “[u]nder normal market conditions, the fund will invest at least 40% of its net assets in issuers outside the United States, unless market conditions are not deemed favorable by the fund’s investment adviser, in which case the fund would invest at least 30% of its net assets in issuers outside the United States,” consistent with the prospectus.

Response: We have updated the disclosure to address this comment as set forth below.

·	Under normal market conditions, t~~T~~he fund will invest ~~a portion~~ at least 40% of its net assets in issuers domiciled outside of the United States, ~~including issuers domiciled in emerging markets~~ unless market conditions are not deemed favorable by the fund’s investment adviser, in which case the fund would invest at least 30% of its net assets in issuers domiciled outside the United States.

  The fund states that “[i]n determining the domicile of an issuer, the fund’s investment adviser will consider the domicile determination of a leading provider of global indexes, such as Morgan Stanley Capital International, and may also take into account such factors as where the issuer’s securities are listed and where the issuer is legally organized, maintains principal corporate offices, conducts its principal operations and/or generates revenues.”  This disclosure leaves the domicile determination entirely to the discretion of adviser.  Please revise so that investors are given a clear set of criteria on how an issuer’s domicile is determined.

Response: While the investment adviser exercises appropriate judgment in determining an issuer’s domicile, the disclosure makes clear the various factors that are considered by the adviser in making such determination. No single factor is determinative and some or all of the factors listed may potentially factor into the adviser’s determination.  We believe the current disclosure is sufficiently clear as to how an issuer’s domicile is determined, and do not believe any additional disclosure is required to address this comment at this time.

  In the section captioned “Additional information about fundamental policies,” please revise the disclosure to indicate that for purposes of fundamental policy 1f, American Funds Global Balanced Fund considers the sovereign debt of each country as one separate industry.

Response: We hereby confirm that each of Capital World Bond Fund and American Funds Global Balanced Fund is not non-diversified and accordingly this aspect of fundamental policy 1f no longer applies to either fund. We have updated the disclosure to address this comment as set forth below.

For purposes of fundamental policy 1f, the fund may not invest more than 25% of its total assets in the securities of issuers in a particular industry. This policy does not apply to investments in securities of the United States government, its agencies or instrumentalities or government sponsored entities or repurchase agreements with respect thereto. ~~Additionally, for purposes of fundamental policy 1f, Capital World Bond Fund considers the sovereign debt of each country as one separate industry.~~

Exhibit Index

  In the exhibit index, please supplementally confirm that the Declaration of Trust, dated September 9, 1983, is the current version and that it has not be amended other than to designate new classes of shares since this date.

Response: We hereby confirm that the Declaration of Trust, dated September 9, 1983, is the current version and that it has been amended, from time to time, to (i) establish and designate (or redesignate) existing or additional classes or series of shares, as applicable, (ii) change fund names and (iii) appoint a registered agent.

  In the exhibit index, please supplementally confirm the amendments in the Certificate of Amendment of Declaration of Trust, dated January 28, 2022.

Response: We hereby confirm that the Certificate of Amendment of Declaration of Trust, dated January 28, 2022, was filed for the purpose of changing the name of Global Balanced Fund to American Funds Global Balanced Fund.

Thank you for your consideration of our responses to your comments. If you have any questions, please do not hesitate to contact me at (213) 615-0047.

Sincerely,

/s/ Joshua R. Diggs

Joshua R. Diggs

Counsel